UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                  FORM 4

[ ] Check this box if no longer                  OMB APROVAL
    subject to Section 16. Form 4 or             OMB NUMBER:  3235-0287
    Form 5 obligations may continue.             Expires: December 31, 2001
    See Instruction 1(b).                        Estimated average burden
                                                 hours per response........0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

     Verizon Communications Inc. ("Verizon Communications")
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     (Last)                         (First)                      (Middle)

     1095 Avenue of the Americas, 30th Floor
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                                   (Street)

New York                             NY                               10036
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     (City)                         (State)                           (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

Price Communications Corporation (PR)
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3.   I.R.S. or Social Security  Number of Reporting Person (Voluntary)


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4.   Statement for Month/Year

     03/2001
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5.   If Amendment, Date of Original (Month/Year)

     11/2000
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6.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

        Director                                     X  10% Owner
    ---                                             ---

        Officer (give title below)                      Other (specify below)
    ---                                             ---

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7.   Individual or Joint/Group Filing (Check Applicable Line)

        Form filed by One Reporting Person
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  X     Form filed by More than One Reporting Person
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      Table I -- Non-Derivative Securities Acquired, Disposed of or
                            Beneficially Owned

1.   Title of Security    2. Trans-  3. Trans-     4. Securities Acquired  5. Amount of Securities  6. Ownership      7. Nature of
     (Instr. 3)              action     action        (A) or Disposed of      Beneficially Owned       Form: Direct      Indirect
                             Date       Code          (D) (Instr. 3, 4        at End of Month          (D) or In-        Beneficial
                                        (Instr.8)     and 5)                  (Instr. 3 and 4)         direct (I)        Ownership
                            (Month/                                                                    (Instr. 4)        (Instr. 4)
                             Day/                         (A) or
                             Year)    Code    V    Amount   (D)   Price
------------------------- ---------   ----   ---   -------  --- ---------  --------------------     --------------    -------------
Common Stock,
  $.01 par value.                                                                         0        Not applicable.   Not applicable.



1.  Title of                   2. Conversion or   3. Transaction Date   4. Transaction  5. Number of      6. Date Exercisable and
    Derivative                    Exercise Price     (Month/Day/Year)      Code            Derivative        Expiration Date
    Security                      of Derivative                            (Instr. 8)      Securities        (Month/Day/Year)
    (Instr. 3)                    Security                                                 Acquired (A)
                                                                                           or Disposed of
                                                                                           (D) (Instr. 3,
                                                                                           4 and 5)
                                                                                                               Date       Expiration
                                                                          Code  V          (A)   (D)        Exercisable      Date
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
None.


1.  Title of                   7. Title and Amount of            8. Price of      9. Number of     10. Ownership    11. Nature of
    Derivative                    Underlying Securities             Derivative       Derivative        Form of          Indirect
    Security                      (Instr. 3 and 4)                  Security         Securities        Derivative       Beneficial
    (Instr. 3)                                                      (Instr. 5)       Beneficially      Security:        Ownership
                                                        Amount                       Owned at End      Direct (D)       (Instr. 4)
                                                        or                           of Month          or Indirect
                                                        Number                       (Instr. 4)        (I)
                                                        of                                             (Instr. 4)
                                   Title                Shares
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

Explanation of Responses:

Verizon Wireless Inc. ("Verizon Wireless") is a             VERIZON COMMUNICATIONS INC.
wholly owned subsidiary of Verizon Communications.
Verizon Wireless has entered into two Voting
Agreements with certain holders of the common stock         By:  /s/ Marianne Drost            April 9, 2001
of Issuer whereby such stockholders have, among                -----------------------------   -------------
other things, agreed to vote in favor of the                   Name:  Marianne Drost           Date
acquisition by Verizon Wireless of certain assets of           Title:  Corporate Secretary
Issuer pursuant to a Transaction Agreement dated
November 14, 2000 between Verizon Wireless and
Issuer and certain of their affiliates. The
foregoing statement is qualified in its entirety by         VERIZON WIRELESS INC.
reference to the text of the Voting Agreements which
are reproduced as exhibits to the Schedule 13D,
originally filed on November 27, 2000, by Verizon           By:    /s/ S. Mark Tuller          April 9, 2001
Communications and Verizon Wireless, as amended by              ----------------------         -------------
Amendment No. 1 thereto filed with the Commission on            Name:  S. Mark Tuller          Date
April 9, 2001. Verizon Communications and Verizon               Title: Vice President and
Wireless hereby disclaim beneficial ownership of the                   Secretary
common stock and this statement shall not be
construed as an admission that Verizon
Communications and Verizon Wireless are, for any or
all purposes, the beneficial owners of the
securities covered by this statement.


*Other Reporting Persons:

Verizon Wireless Inc.,180 Washington Valley Road,
Bedminster, NJ 07921.